FILE NO. 069-00403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To be Filed Annually Prior to March 1

OGE ENERGY CORP.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

        1.    Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

        OGE Energy Corp. (the “Company”) is a public utility holding company, which is incorporated in the State of Oklahoma and is located in Oklahoma City, Oklahoma. At December 31, 2004, the Company was not engaged in any business independent of that conducted through its subsidiaries, Oklahoma Gas and Electric Company (“OG&E”), Enogex Inc. and subsidiaries (“Enogex”) and Origen Inc. (“Origen”). The Company adopted Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” effective December 31, 2003. The adoption of this new interpretation resulted in the consolidation of Energy Insurance Bermuda Ltd. Mutual Business Program No. 19 (“MBP 19”). Energy Insurance Bermuda Ltd. (“EIB”) is incorporated in Bermuda under the Companies Act of 1981, as amended. The Company began participating in EIB through MBP 19 on November 15, 1998. MBP 19 was established to provide $15.0 million worth of property and liability insurance for the Company. Effective January 1, 2004, the reinsurer of the MBP 19 program agreed to remove the guarantee requirement which enabled the Company to terminate the standby letter of credit previously provided. However, the reinsurer added a ratings trigger requirement in the revised agreement such that if the commercial paper rating of the Company is lowered by two grades, MBP 19 may be surcharged an additional premium, which may result in an additional premium to the Company. Because the guarantee requirement was removed, the total equity investment at risk of MBP 19 was deemed sufficient to permit it to finance its activities without additional subordinated financial support from other parties. Therefore, effective

January 1, 2004, MBP 19 was not considered a variable interest entity as defined in Interpretation No. 46 which resulted in the deconsolidation of MBP 19 during the first quarter of 2004.

        OG&E was incorporated on February 27, 1902, under the laws of the Territory of Oklahoma and now exists under and by virtue of the laws of the State of Oklahoma. OG&E is an operating electric public utility. Its operations are conducted predominantly in the State of Oklahoma. OG&E also conducts some operations in the State of Arkansas.  Its business is more fully described in its Form 10-K for the year ended December 31, 2004 (File No. 1-1097) on file with the Commission.

        Enogex is a wholly-owned subsidiary of the Company. Enogex owns and operates a natural gas pipeline system that, among other things, delivers natural gas to OG&E’s electric generating units. By order of the Commission dated August 28, 1986 (Release No. 35-24174), the Commission ordered that Enogex was not a gas utility company within the meaning of Section 2(a)(4) of the Public Utility Holding Company Act of 1935, as amended (the “Act”). At December 31, 2004, Enogex had four wholly-owned active subsidiaries: Enogex Products Corporation, OGE Energy Resources, Inc., Enogex Arkansas Pipeline Corporation and Enogex Gas Gathering, L.L.C. During the third quarter of 2004, Enogex entered into a joint venture arrangement with a third party and contributed certain of its natural gas compression assets to use in the joint venture, whose primary business focus will be the rental of compression assets. Enogex created a wholly-owned limited liability company, Enogex Compression Company, LLC (“Enogex Compression”), to act as the participating entity in the joint venture. Enogex Products Corporation owned a majority interest in Enogex Compression, although the actual ownership percentages may fluctuate based on the relative capital contributions of Enogex Compression and the third party member. At December 31, 2004, Enogex Arkansas Pipeline Corporation owned a 75 percent interest in the NOARK Pipeline System, Limited Partnership. The NOARK Pipeline System, Limited Partnership owned 100 percent interests in Ozark Gas Transmission, L.L.C., Ozark Gas Gathering, L.L.C. and NOARK Pipeline Finance, L.L.C. During 2004, NOARK Energy Services, L.L.C. was dissolved.

        Enogex, including its subsidiaries, consists of three related businesses: (i) the transportation and storage of natural gas, (ii) the gathering and processing of natural gas and (iii) the marketing of natural gas. The subsidiaries of Enogex are not “public utility companies” within the meaning of the Act. Enogex and its subsidiaries were incorporated under the laws of the State of Oklahoma.

        During 2003, Enogex Products Corporation sold its interest in the NuStar Joint Venture (“NuStar”). During 2004, the Company recognized approximately $0.5 million after tax from funds received related to an overpayment for natural gas purchases in a prior period. As a result of these sale transactions, NuStar has been reported as discontinued operations for the year ended December 31, 2004.

        Origen is a wholly-owned non-regulated subsidiary of the Company. Origen was incorporated under the laws of the State of Oklahoma. Origen is currently invested in a venture capital fund.

        2.    A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

        The Company owns no physical properties.

        OG&E’s principal properties are described in its Form 10-K for the year ended December 31, 2004 (File No. 1-1097) on file with the Commission.

        3.    The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

        (a)    Number of Kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail:

	MCF	Kwh Sold	Dollar Revenues From Sales
Retail	None	23,364,323,602	$1,486,559,330
Wholesale	None	1,400,539,798	57,757,594

Total		24,764,863,400	$1,544,316,924

        (b)    Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State of incorporation of exempt holding company, the volumes sold and related revenues at retail in (a) above:

	MCF	Kwh Sold	Dollar Retail Revenues
Arkansas	None	2,601,483,649	$142,772,734

        (c)    Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State or at the State line (please identify which) of the State of incorporation of exempt holding company, the volumes sold and related revenues at wholesale in (a) above:

	MCF	Kwh Sold	Dollar Wholesale Revenues
Arkansas	None	862,149,452	$38,326,244
State Line	None	10,604,000	641,932

Total		872,753,452	$38,968,176

            (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:

	Total Company	Arkansas	State Line (Other Utilities)
MCF	None	--	--
Kwh by OG&E	1,372,340,000	7,074,000	1,365,266,000
Revenue by OG&E	$62,497,794	$ 282,695	$ 62,215,099

        4.    The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

        (a)    Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

        (b)    Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

        (c)    Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

        (d)    Capitalization and earnings of the EWG or foreign utility company during the reporting period.

        (e)    Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

        Item 4 is not applicable. At December 31, 2004, the Company did not hold directly or indirectly any interest in an EWG or a foreign utility company.

EXHIBITS

A.	Unaudited Consolidating Statement of Operations and Retained Earnings for the year ended December 31, 2004, and Unaudited Consolidating Balance Sheet at December 31, 2004, for OGE Energy Corp. (the “Company”) and its subsidiary companies.

B.	An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Exhibit B is not applicable. At December 31, 2004, the Company did not hold directly or indirectly any interest in an EWG or a foreign utility company.

        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February 2005.

OGE ENERGY CORP. (Registrant)
By	/s/ Donald R. Rowlett
Donald R. Rowlett Vice President and Controller

CORPORATE SEAL

Attest:

       /s/ Carla D. Brockman
            Carla D. Brockman
            Corporate Secretary

        Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Donald R. Rowlett, Vice President and Controller
P. O. Box 321, Oklahoma City, Oklahoma 73101-0321

EXHIBIT INDEX

                Exhibit                                                Description

A.	Unaudited Consolidating Statement of Operations and Retained Earnings for the year ended December 31, 2004, and Unaudited Consolidating Balance Sheet at December 31, 2004, for OGE Energy Corp. (the “Company”) and its subsidiary companies.

Exhibit A

OGE Energy Corp.
Consolidating Balance Sheet
December 31, 2004
(Unaudited)

(In millions)	OGE Energy Corp.	Oklahoma Gas and Electric Company	Enogex Inc.	Origen Inc.	Consolidating Adjustments	OGE Consolidated Statements
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$10.9	$-	$15.3	$0.2	$-	$26.4
Accounts receivable, net	0.3	105.4	382.2	-	-	487.9
Accounts receivable - affiliates	24.8	-	20.6	-	(45.4)	-
Advances to parent	-	26.5	56.0	1.0	(83.5)	-
Accrued unbilled revenues	-	45.5	-	-	-	45.5
Fuel inventories	-	42.2	46.8	-	-	89.0
Materials and supplies, at average cost	1.9	50.3	1.0	-	-	53.2
Price risk management	-	-	119.2	-	(0.6)	118.6
Gas imbalances	-	-	100.1	-	-	100.1
Accumulated deferred tax assets	1.2	9.0	3.2	-	0.3	13.7
Fuel clause under recoveries	-	54.3	-	-	-	54.3
Recoverable take or pay gas charges	-	17.0	-	-	-	17.0
Other	2.1	6.0	5.6	-	(0.2)	13.5

Total current assets	41.2	356.2	750.0	1.2	(129.4)	1,019.2
OTHER PROPERTY AND INVESTMENTS, at cost	1,648.4	4.8	1.5	0.4	(1,623.7)	31.4
PROPERTY, PLANT AND EQUIPMENT
In service	62.8	4,539.0	1,355.8	-	-	5,957.6
Construction work in progress	2.5	94.4	13.6	-	-	110.5
Other	-	1.0	4.8	-	-	5.8

Total property, plant and equipment	65.3	4,634.4	1,374.2	-	-	6,073.9
Less accumulated depreciation	49.4	2,085.8	357.7	-	-	2,492.9

Net property, plant and equipment	15.9	2,548.6	1,016.5	-	-	3,581.0

DEFERRED CHARGES AND OTHER ASSETS
Income taxes recoverable from customers, net	-	30.9	-	-	-	30.9
Intangible assets - unamortized prior
service cost	6.1	31.8	0.1	-	-	38.0
Prepaid benefit obligation	17.4	67.2	8.1	-	-	92.7
Price risk management	-	3.9	15.7	-	-	19.6
Other	0.9	40.8	15.8	-	-	57.5

Total deferred charges and other assets	24.4	174.6	39.7	-	-	238.7

TOTAL ASSETS	$1,729.9	$3,084.2	$1,807.7	$1.6	$(1,753.1)	$4,870.3

Exhibit A

OGE Energy Corp.
Consolidating Balance Sheet
December 31, 2004
(Unaudited)

(In millions)	OGE Energy Corp.	Oklahoma Gas and Electric Company	Enogex Inc.	Origen Inc.	Consolidating Adjustments	OGE Consolidated Statements
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt	$125.0	$-	$-	$-	$-	$125.0
Accounts payable - affiliates	-	45.4	-	-	(45.4)	-
Accounts payable - other	3.3	93.0	379.9	-	-	476.2
Advances from subsidiary	83.5	-	-	-	(83.5)	-
Dividends payable	29.9	-	-	-	-	29.9
Customers’ deposits	-	45.6	2.7	-	-	48.3
Accrued taxes	(14.0)	20.4	7.7	-	-	14.1
Accrued interest	0.6	16.4	16.2	-	-	33.2
Tax collections payable	-	7.1	0.1	-	-	7.2
Accrued vacation	3.4	11.6	2.9	-	-	17.9
Long-term debt due within one year	-	-	35.1	-	-	35.1
Non-recourse debt of joint venture	-	-	1.2	-	-	1.2
Price risk management	-	0.1	102.8	-	-	102.9
Gas imbalances	-	0.1	22.7	-	-	22.8
Provision for payments of take or pay gas	-	21.0	-	-	-	21.0
Other	6.5	21.4	12.7	-	-	40.6

Total current liabilities	238.2	282.1	584.0	-	(128.9)	975.4
LONG-TERM DEBT
Long-term debt	99.1	847.2	438.8	-	-	1,385.1
Non-recourse debt of joint venture	-	-	39.0	-	-	39.0

Total long-term debt	99.1	847.2	477.8	-	-	1,424.1
DEFERRED CREDITS AND OTHER LIABILITIES
Accrued pension and benefit obligations	34.0	155.5	7.5	-	-	197.0
Accumulated deferred income taxes	(2.5)	570.4	234.1	-	-	802.0
Accumulated deferred investment tax credits	-	36.8	-	-	-	36.8
Accrued removal obligations, net	-	122.2	-	-	-	122.2
Asset retirement obligation	-	1.1	-	-	-	1.1
Price risk management	-	-	6.6	-	-	6.6
Other	11.0	6.5	2.0	-	-	19.5

Total deferred credits and other liabilities	42.5	892.5	250.2	-	-	1,185.2
STOCKHOLDERS’ EQUITY
Common stockholders’ equity	700.8	665.5	430.2	5.0	(1,100.7)	700.8
Retained earnings (deficit)	660.3	461.0	65.4	(3.4)	(523.5)	659.8
Accumulated other comprehensive income (loss), net of tax	(11.0)	(64.1)	0.1	-	-	(75.0)

Total stockholders’ equity	1,350.1	1,062.4	495.7	1.6	(1,624.2)	1,285.6

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,729.9	$3,084.2	$1,807.7	$1.6	$(1,753.1)	$4,870.3

Exhibit A

OGE Energy Corp.
Consolidating Statement of Operations
Year Ended December 31, 2004
(Unaudited)

(In millions, except per share data)	OGE Energy Corp.	Oklahoma Gas and Electric Company	Enogex Inc.	Origen Inc.	Consolidating Adjustments	OGE Consolidated Statements
OPERATING REVENUES
Electric Utility operating revenues	$-	$1,578.1	$-	$-	$-	$1,578.1
Natural Gas Pipeline operating revenues	-	-	3,443.9	-	(95.4)	3,348.5

Total operating revenues	-	1,578.1	3,443.9	-	(95.4)	4,926.6
COST OF GOODS SOLD
Electric Utility cost of goods sold	-	914.5	-	-	(49.5)	865.0
Natural Gas Pipeline cost of goods sold	-	-	3,142.9	-	(45.2)	3,097.7

Total cost of goods sold	-	914.5	3,142.9	-	(94.7)	3,962.7
Gross margin on revenues	-	663.6	301.0	-	(0.7)	963.9
Other operation and maintenance	(11.2)	301.9	101.5	-	-	392.2
Depreciation	8.3	122.7	47.6	-	-	178.6
Impairment of assets	-	-	7.8	-	-	7.8
Taxes other than income	3.3	47.0	17.5	-	-	67.8

OPERATING INCOME (LOSS)	(0.4)	192.0	126.6	-	(0.7)	317.5
OTHER INCOME (EXPENSE)
Other income	1.5	6.1	4.5	-	-	12.1
Other expense	(2.1)	(2.7)	(0.7)	-	-	(5.5)

Net other income (expense)	(0.6)	3.4	3.8	-	-	6.6
INTEREST INCOME (EXPENSE)
Interest income	1.3	2.7	3.5	-	(2.3)	5.2
Interest on long-term debt	(0.6)	(36.9)	(36.9)	-	-	(74.4)
Interest expense - unconsolidated affiliate	(13.7)	-	-	-	-	(13.7)
Allowance for borrowed funds used during
construction	-	1.7	-	-	-	1.7
Interest on short-term debt and other interest
charges	(9.1)	(2.3)	(0.6)	-	2.3	(9.7)

Net interest expense	(22.1)	(34.8)	(34.0)	-	-	(90.9)
INCOME (LOSS) FROM CONTINUING
OPERATIONS BEFORE TAXES	(23.1)	160.6	96.4	-	(0.7)	233.2
INCOME TAX EXPENSE (BENEFIT)	(9.0)	53.0	36.2	0.3	(0.3)	80.2

INCOME (LOSS) FROM CONTINUING OPERATIONS	(14.1)	107.6	60.2	(0.3)	(0.4)	153.0
DISCONTINUED OPERATIONS
Income from discontinued operations	-	-	0.8	-	-	0.8
Income tax expense	-	-	0.3	-	-	0.3

Income from discontinued operations	-	-	0.5	-	-	0.5
INCOME (LOSS) BEFORE CONTRIBUTION
FROM SUBSIDIARIES	(14.1)	107.6	60.7	(0.3)	(0.4)	153.5
INCOME FROM SUBSIDIARIES	168.1	-	-	-	(168.1)	-

NET INCOME (LOSS)	$154.0	$107.6	$60.7	$(0.3)	$(168.5)	$153.5

BASIC AVERAGE COMMON SHARES OUTSTANDING	88.0
DILUTED AVERAGE COMMON SHARES OUTSTANDING	88.5
BASIC EARNINGS PER AVERAGE COMMON SHARE
Income from continuing operations	$1.7	3
Income from discontinued operations, net of tax	0.0	1
NET INCOME	$1.7	4
DILUTED EARNINGS PER AVERAGE COMMON SHARE
Income from continuing operations	$1.7	2
Income from discontinued operations, net of tax	0.0	1
NET INCOME	$1.7	3

Exhibit A

OGE Energy Corp.
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004
(Unaudited)

(In millions)	OGE Energy Corp.	Oklahoma Gas and Electric Company	Enogex Inc.	Origen Inc.	Energy Insurance MBP No. 19	Consolidating Adjustments	OGE Consolidated Statements
BALANCE AT BEGINNING OF PERIOD	$623.9	$460.9	$18.8	$(3.1)	$0.2	$(476.8)	$623.9
ADD: Net income (loss)	154.0	107.6	60.7	(0.3)	-	(168.5)	153.5

Total	777.9	568.5	79.5	(3.4)	0.2	(645.3)	777.4
DEDUCT: Dividends declared on common stock	117.6	107.5	14.1	-	-	(121.6)	117.6
Deconsolidation of MBP No. 19	-	-	-	-	0.2	(0.2)	-

BALANCE AT END OF PERIOD	$660.3	$461.0	$65.4	$(3.4)	$-	$(523.5)	$659.8

Exhibit A

Enogex Inc.
Consolidating Balance Sheet
December 31, 2004
(Unaudited)

(In millions)	Enogex Inc.	Enogex Products Corporation	OGE Energy Resources Inc.	Enogex Arkansas Pipeline Corp.	Enogex Gas Gathering, L.L.C.	Consolidating Adjustments	Enogex Consolidated Statements
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$-	$0.2	$11.9	$3.2	$-	$-	$15.3
Accounts receivable, net	11.4	16.6	345.3	3.3	5.6	-	382.2
Accounts receivable - affiliates	37.7	-	-	3.8	-	(20.9)	20.6
Advances to subsidiary	159.5	-	-	-	-	(159.5)	-
Advances to parent	56.0	282.3	-	-	-	(282.3)	56.0
Fuel inventories	17.5	0.3	29.0	-	-	-	46.8
Materials and supplies, at average cost	1.0	-	-	-	-	-	1.0
Price risk management	-	-	119.2	-	-	-	119.2
Gas imbalances	22.6	1.0	81.6	0.5	-	(5.6)	100.1
Accumulated deferred tax assets	3.2	(0.2)	0.2	-	-	-	3.2
Other	2.4	-	2.5	0.1	0.6	-	5.6

Total current assets	311.3	300.2	589.7	10.9	6.2	(468.3)	750.0
OTHER PROPERTY AND INVESTMENTS, at cost	524.9	-	-	-	-	(523.4)	1.5
PROPERTY, PLANT AND EQUIPMENT
In service	727.7	73.2	7.3	144.9	402.7	-	1,355.8
Construction work in progress	8.9	1.2	0.2	0.2	3.1	-	13.6
Other	-	2.7	-	2.0	0.1	-	4.8

Total property, plant and equipment	736.6	77.1	7.5	147.1	405.9	-	1,374.2
Less accumulated depreciation	150.1	26.0	6.8	18.8	156.0	-	357.7

Net property, plant and equipment	586.5	51.1	0.7	128.3	249.9	-	1,016.5

DEFERRED CHARGES AND OTHER ASSETS
Intangible asset - unamortized prior service cost	0.1	-	-	-	-	-	0.1
Prepaid benefit obligation	8.1	-	-	-	-	-	8.1
Price risk management	4.0	-	11.7	-	-	-	15.7
Other	2.4	5.3	-	4.6	3.5	-	15.8

Total deferred charges and other assets	14.6	5.3	11.7	4.6	3.5	-	39.7

TOTAL ASSETS	$1,437.3	$356.6	$602.1	$143.8	$259.6	$(991.7)	$1,807.7

Exhibit A

Enogex Inc.
Consolidating Balance Sheet
December 31, 2004
(Unaudited)

(In millions)	Enogex Inc.	Enogex Products Corporation	OGE Energy Resources Inc.	Enogex Arkansas Pipeline Corp.	Enogex Gas Gathering, L.L.C.	Consolidating Adjustments	Enogex Consolidated Statements
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable - affiliates	$(8.8)	$7.1	$19.0	$0.3	$3.3	$(20.9)	$-
Advances from parent	-	-	111.3	48.2	-	(159.5)	-
Advances from subsidiary	282.3	-	-	-	-	(282.3)	-
Accounts payable	44.2	5.9	324.0	5.8	-	-	379.9
Customers’ deposits	1.5	-	1.2	-	-	-	2.7
Accrued taxes	4.7	0.3	0.2	0.9	1.6	-	7.7
Accrued interest	15.8	-	-	0.4	-	-	16.2
Tax collection payable	0.1	-	-	-	-	-	0.1
Accrued vacation	2.9	-	-	-	-	-	2.9
Long-term debt due within one year	34.3	-	-	0.8	-	-	35.1
Non-recourse debt of joint venture	-	-	-	1.2	-	-	1.2
Price risk management	-	-	102.8	-	-	-	102.8
Gas imbalances	19.3	-	8.5	0.5	-	(5.6)	22.7
Other	8.5	2.0	1.3	-	0.9	-	12.7

Total current liabilities	404.8	15.3	568.3	58.1	5.8	(468.3)	584.0
LONG-TERM DEBT
Long-term debt	412.8	-	-	26.0	-	-	438.8
Non-recourse debt of joint venture	-	-	-	39.0	-	-	39.0

Total long-term debt	412.8	-	-	65.0	-	-	477.8
DEFERRED CREDITS AND OTHER LIABILITIES
Accrued pension and benefit obligations	7.5	-	-	-	-	-	7.5
Accumulated deferred income taxes	116.6	16.2	(0.2)	17.8	83.7	-	234.1
Price risk management	-	-	6.6	-	-	-	6.6
Other	1.3	0.6	-	-	0.1	-	2.0

Total deferred credits and other liabilities	125.4	16.8	6.4	17.8	83.8	-	250.2
STOCKHOLDERS’ EQUITY
Common stockholders’ equity	430.3	267.0	15.0	-	162.6	(444.7)	430.2
Retained earnings	65.4	56.0	12.4	2.9	7.4	(78.7)	65.4
Accumulated other comprehensive income,
net of tax	(1.4)	1.5	-	-	-	-	0.1

Total stockholders’ equity	494.3	324.5	27.4	2.9	170.0	(523.4)	495.7

TOTAL LIABILITIES AND
STOCKHOLDERS’ EQUITY	$1,437.3	$356.6	$602.1	$143.8	$259.6	$(991.7)	$1,807.7

Exhibit A

Enogex Inc.
Consolidating Statement of Income
Year Ended December 31, 2004
(Unaudited)

(In millions)	Enogex Inc.	Enogex Products Corporation	OGE Energy Resources Inc.	Enogex Arkansas Pipeline Corp.	Enogex Gas Gathering, L.L.C.	Consolidating Adjustments	Enogex Consolidated Statements
OPERATING REVENUES	$249.4	$217.8	$3,056.1	$77.3	$348.9	$(505.6)	$3,443.9
COST OF GOODS SOLD	134.7	162.6	3,032.3	54.5	264.3	(505.5)	3,142.9

Gross margin on revenues	114.7	55.2	23.8	22.8	84.6	(0.1)	301.0
Other operation and maintenance	27.1	15.8	12.4	7.1	39.2	(0.1)	101.5
Depreciation	17.1	3.2	1.4	3.5	22.4	-	47.6
Impairment of assets	8.8	(1.1)	-	-	0.1	-	7.8
Taxes other than income	11.7	0.9	0.6	1.1	3.2	-	17.5

OPERATING INCOME	50.0	36.4	9.4	11.1	19.7	-	126.6
OTHER INCOME (EXPENSE)
Other income	1.3	2.4	0.1	-	0.7	-	4.5
Other expense	(0.1)	-	-	(0.6)	-	-	(0.7)

Net other income (expense)	1.2	2.4	0.1	(0.6)	0.7	-	3.8
INTEREST INCOME (EXPENSE)
Interest income	3.1	-	0.1	0.3	-	-	3.5
Interest on long-term debt	(31.9)	-	-	(5.0)	-	-	(36.9)
Interest on short-term debt and other
interest charges	(0.3)	-	-	(0.3)	-	-	(0.6)

Net interest income (expense)	(29.1)	-	0.1	(5.0)	-	-	(34.0)
INCOME FROM CONTINUING OPERATIONS
BEFORE TAXES	22.1	38.8	9.6	5.5	20.4	-	96.4
INCOME TAX EXPENSE	9.2	13.2	3.7	1.9	8.2	-	36.2

INCOME FROM CONTINUING OPERATIONS	12.9	25.6	5.9	3.6	12.2	-	60.2

DISCONTINUED OPERATIONS
Income from discontinued operations	0.8	0.8	-	-	-	(0.8)	0.8
Income tax expense	0.3	0.3	-	-	-	(0.3)	0.3

Income from discontinued operations	0.5	0.5	-	-	-	(0.5)	0.5

INCOME BEFORE INCOME FROM
SUBSIDIARIES	13.4	26.1	5.9	3.6	12.2	(0.5)	60.7
INCOME FROM SUBSIDIARIES	47.3	-	-	-	-	(47.3)	-

NET INCOME	$60.7	$26.1	$5.9	$3.6	$12.2	$(47.8)	$60.7

Exhibit A

Enogex Inc.
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004
(Unaudited)

(In millions)	Enogex Inc.	Enogex Products Corporation	OGE Energy Resources Inc.	Enogex Arkansas Pipeline Corp.	Enogex Gas Gathering, L.L.C.	Consolidating Adjustments	Enogex Consolidated Statements
BALANCE AT BEGINNING OF PERIOD	$18.8	$29.9	$6.5	$(0.7)	$(4.8)	$(30.9)	$18.8
ADD: Net income	60.7	26.1	5.9	3.6	12.2	(47.8)	60.7

Total	79.5	56.0	12.4	2.9	7.4	(78.7)	79.5
DEDUCT: Dividends declared on common stock	14.1	-	-	-	-	-	14.1

BALANCE AT END OF PERIOD	$65.4	$56.0	$12.4	$2.9	$7.4	$(78.7)	$65.4

Exhibit A

Enogex Products Corporation
Consolidating Balance Sheet
December 31, 2004
(Unaudited)

(In millions)	Enogex Products Corporation	Enogex Compression Company, LLC	Consolidating Adjustments	EPC Consolidated Statements
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$-	$0.2	$-	$0.2
Accounts receivable, net	16.6	-	-	16.6
Advances to parent	282.3	-	-	282.3
Fuel inventories	0.3	-	-	0.3
Gas imbalances	1.0	-	-	1.0
Accumulated deferred tax assets	(0.2)	-	-	(0.2)

Total current assets	300.0	0.2	-	300.2
OTHER PROPERTY AND INVESTMENTS, at cost	3.9	-	(3.9)	-
PROPERTY, PLANT AND EQUIPMENT
In service	71.5	1.7	-	73.2
Construction work in progress	1.2	-	-	1.2
Other	0.1	2.6	-	2.7

Total property, plant and equipment	72.8	4.3	-	77.1
Less accumulated depreciation	26.0	-	-	26.0

Net property, plant and equipment	46.8	4.3	-	51.1

DEFERRED CHARGES AND OTHER ASSETS
Other	5.3	-	-	5.3

TOTAL ASSETS	$356.0	$4.5	$(3.9)	$356.6

Exhibit A

Enogex Products Corporation
Consolidating Balance Sheet
December 31, 2004
(Unaudited)

(In millions)	Enogex Products Corporation	Enogex Compression Company, LLC	Consolidating Adjustments	EPC Consolidated Statements
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable - affiliates	$7.1	$-	$-	$7.1
Accounts payable	5.8	0.1	-	5.9
Accrued taxes	0.3	-	-	0.3
Other	2.0	-	-	2.0

Total current liabilities	15.2	0.1	-	15.3
DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes	16.2	-	-	16.2
Other	0.1	0.5	-	0.6

Total deferred credits and other liabilities	16.3	0.5	-	16.8
STOCKHOLDERS’ EQUITY
Common stockholders’ equity	267.0	3.9	(3.9)	267.0
Retained earnings	56.0	-	-	56.0
Accumulated other comprehensive income, net of tax	1.5	-	-	1.5

Total stockholders’ equity	324.5	3.9	(3.9)	324.5

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$356.0	$4.5	$(3.9)	$356.6

Exhibit A

Enogex Products Corporation
Consolidating Statement of Income
Year Ended December 31, 2004
(Unaudited)

(In millions)	Enogex Products Corporation	Enogex Compression Company, LLC	Consolidating Adjustments	EPC Consolidated Statements
OPERATING REVENUES	$217.6	$0.2	$-	$217.8
COST OF GOODS SOLD	162.6	-	-	162.6

Gross margin on revenues	55.0	0.2	-	55.2
Other operation and maintenance	15.6	0.2	-	15.8
Depreciation	3.2	-	-	3.2
Impairment of assets	(1.1)	-	-	(1.1)
Taxes other than income	0.9	-	-	0.9

OPERATING INCOME	36.4	-	-	36.4
OTHER INCOME (EXPENSE)
Other income	2.4	-	-	2.4

Net other income	2.4	-	-	2.4
INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	38.8	-	-	38.8
INCOME TAX EXPENSE	13.2	-	-	13.2

INCOME FROM CONTINUING OPERATIONS	25.6	-	-	25.6
DISCONTINUED OPERATIONS
Income from discontinued operations	0.8	-	-	0.8
Income tax expense	0.3	-	-	0.3

Income from discontinued operations	0.5	-	-	0.5

NET INCOME	$26.1	$-	$-	$26.1

Exhibit A

Enogex Products Corporation
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004
(Unaudited)

(In millions)	Enogex Products Corporation	Enogex Compression Company, LLC	Consolidating Adjustments	EPC Consolidated Statements
BALANCE AT BEGINNING OF PERIOD	$29.9	$-	$-	$29.9
ADD: Net income	26.1	-	-	26.1

BALANCE AT END OF PERIOD	$56.0	$-	$-	$56.0

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Balance Sheet
December 31, 2004
(Unaudited)

(In millions)	Enogex Arkansas Pipeline Corp.	NOARK Pipeline System, LP	Consolidating Adjustments	EAPC Consolidated Statements
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$-	$3.2	$-	$3.2
Accounts receivable, net	-	3.3	-	3.3
Accounts receivable - affiliates	-	4.3	(0.5)	3.8
Gas imbalances	-	0.5	-	0.5
Other	-	0.1	-	0.1

Total current assets	-	11.4	(0.5)	10.9
OTHER PROPERTY AND INVESTMENTS, at cost	65.8	-	(65.8)	-
PROPERTY, PLANT AND EQUIPMENT
In service	-	183.9	(39.0)	144.9
Construction work in progress	-	0.2	-	0.2
Other	-	2.0	-	2.0

Total property, plant and equipment	-	186.1	(39.0)	147.1
Less accumulated depreciation	-	36.8	(18.0)	18.8

Net property, plant and equipment	-	149.3	(21.0)	128.3

DEFERRED CHARGES AND OTHER ASSETS
Other	-	8.8	(4.2)	4.6

TOTAL ASSETS	$65.8	$169.5	$(91.5)	$143.8

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Balance Sheet
December 31, 2004
(Unaudited)

(In millions)	Enogex Arkansas Pipeline Corp.	NOARK Pipeline System, LP	Consolidating Adjustments	EAPC Consolidated Statements
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable - affiliates	$0.8	$-	$(0.5)	$0.3
Advances from parent	48.2	-	-	48.2
Accounts payable	-	5.8	-	5.8
Accrued taxes	-	0.9	-	0.9
Accrued interest	-	0.4	-	0.4
Long-term debt due within one year	-	2.0	(1.2)	0.8
Non-recourse debt of joint venture	-	-	1.2	1.2
Gas imbalances	-	0.5	-	0.5

Total current liabilities	49.0	9.6	(0.5)	58.1
LONG-TERM DEBT
Long-term debt	-	65.0	(39.0)	26.0
Non-recourse debt of joint venture	-	-	39.0	39.0

Total long-term debt	-	65.0	-	65.0
DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes	17.8	-	-	17.8
STOCKHOLDERS’ EQUITY
Common stockholders’ equity	-	83.3	(83.3)	-
Retained earnings (deficit)	(1.0)	11.6	(7.7)	2.9

Total stockholders’ equity	(1.0)	94.9	(91.0)	2.9

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$65.8	$169.5	$(91.5)	$143.8

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Statement of Income
Year Ended December 31, 2004
(Unaudited)

(In millions)	Enogex Arkansas Pipeline Corp.	NOARK Pipeline System, LP	Consolidating Adjustments	EAPC Consolidated Statements
OPERATING REVENUES	$-	$77.3	$-	$77.3
COST OF GOODS SOLD	-	54.5	-	54.5

Gross margin on revenues	-	22.8	-	22.8
Other operation and maintenance	3.1	4.0	-	7.1
Depreciation	-	3.6	(0.1)	3.5
Taxes other than income	-	1.1	-	1.1

OPERATING INCOME (LOSS)	(3.1)	14.1	0.1	11.1
OTHER INCOME (EXPENSE)
Other expense	-	-	(0.6)	(0.6)

Net other expense	-	-	(0.6)	(0.6)
INTEREST INCOME (EXPENSE)
Interest income	0.1	0.2	-	0.3
Interest on long-term debt	-	(5.5)	0.5	(5.0)
Interest on short-term debt and other interest charges	(0.3)	-	-	(0.3)

Net interest expense	(0.2)	(5.3)	0.5	(5.0)
INCOME (LOSS) BEFORE TAXES	(3.3)	8.8	-	5.5
INCOME TAX EXPENSE	1.9	-	-	1.9

INCOME (LOSS) BEFORE CONTRIBUTION FROM
SUBSIDIARIES	(5.2)	8.8	-	3.6
INCOME FROM SUBSIDIARIES	8.5	-	(8.5)	-

NET INCOME	$3.3	$8.8	$(8.5)	$3.6

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004
(Unaudited)

(In millions)	Enogex Arkansas Pipeline Corp.	NOARK Pipeline System, LP	Consolidating Adjustments	EAPC Consolidated Statements
BALANCE AT BEGINNING OF PERIOD	$(4.3)	$2.8	$0.8	$(0.7)
ADD: Net income	3.3	8.8	(8.5)	3.6

BALANCE AT END OF PERIOD	$(1.0)	$11.6	$(7.7)	$2.9

Exhibit A

NOARK Pipeline System, LP
Consolidating Balance Sheet
December 31, 2004
(Unaudited)

(In millions)	NOARK Pipeline System, LP	Ozark Gas Transmission, L.L.C.	Ozark Gas Gathering, L.L.C.	NOARK Pipeline Finance, L.L.C.	Consolidating Adjustments	NOARK Consolidated Statements
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4.9	$-	$-	$-	$(1.7)	$3.2
Accounts receivable, net	-	1.1	2.2	-	-	3.3
Accounts receivable - affiliates	-	-	4.5	0.4	(0.6)	4.3
Advances to parent	-	110.6	-	2.0	(112.6)	-
Advances to subsidiary	9.4	-	-	-	(9.4)	-
Gas imbalances	-	0.5	1.1	-	(1.1)	0.5
Other	-	0.1	-	-	-	0.1

Total current assets	14.3	112.3	7.8	2.4	(125.4)	11.4
OTHER PROPERTY AND INVESTMENTS, at cost	256.9	-	-	-	(256.9)	-
PROPERTY, PLANT AND EQUIPMENT
In service	-	173.9	10.0	-	-	183.9
Construction work in progress	-	0.2	-	-	-	0.2
Other	-	2.0	-	-	-	2.0

Total property, plant and equipment	-	176.1	10.0	-	-	186.1
Less accumulated depreciation	-	34.4	2.4	-	-	36.8

Net property, plant and equipment	-	141.7	7.6	-	-	149.3

DEFERRED CHARGES AND OTHER ASSETS
Other	1.5	7.3	-	65.0	(65.0)	8.8

TOTAL ASSETS	$272.7	$261.3	$15.4	$67.4	$(447.3)	$169.5

Exhibit A

NOARK Pipeline System, LP
Consolidating Balance Sheet
December 31, 2004
(Unaudited)

(In millions)	NOARK Pipeline System, LP	Ozark Gas Transmission, L.L.C.	Ozark Gas Gathering, L.L.C.	NOARK Pipeline Finance, L.L.C.	Consolidating Adjustments	NOARK Consolidated Statements
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable - affiliates	$0.2	$0.4	$-	$-	$(0.6)	$-
Accounts payable	-	-	7.5	-	(1.7)	5.8
Accrued taxes	-	0.9	-	-	-	0.9
Accrued interest	-	-	-	0.4	-	0.4
Advances from parent	-	-	9.4	-	(9.4)	-
Advances from subsidiary	112.6	-	-	-	(112.6)	-
Long-term debt due within one year	-	-	-	2.0	-	2.0
Gas imbalances	-	1.5	-	-	(1.0)	0.5

Total current liabilities	112.8	2.8	16.9	2.4	(125.3)	9.6
LONG-TERM DEBT	65.0	-	-	65.0	(65.0)	65.0
STOCKHOLDERS’ EQUITY
Common stockholders’ equity	126.6	171.5	2.0	-	(216.8)	83.3
Retained earnings (deficit)	(31.7)	87.0	(3.5)	-	(40.2)	11.6

Total stockholders’ equity	94.9	258.5	(1.5)	-	(257.0)	94.9

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$272.7	$261.3	$15.4	$67.4	$(447.3)	$169.5

Exhibit A

NOARK Pipeline System, LP
Consolidating Statement of Income
Year Ended December 31, 2004
(Unaudited)

(In millions)	NOARK Pipeline System, LP	Ozark Gas Transmission, L.L.C.	Ozark Gas Gathering, L.L.C.	NOARK Pipeline Finance, L.L.C.	Consolidating Adjustments	NOARK Consolidated Statements
OPERATING REVENUES	$-	$16.3	$61.0	$-	$-	$77.3
COST OF GOODS SOLD	-	(2.9)	57.4	-	-	54.5

Gross margin on revenues	-	19.2	3.6	-	-	22.8
Other operation and maintenance	(1.5)	4.2	1.3	-	-	4.0
Depreciation	-	3.2	0.4	-	-	3.6
Taxes other than income	-	1.1	-	-	-	1.1

OPERATING INCOME	1.5	10.7	1.9	-	-	14.1
INTEREST INCOME (EXPENSE)
Interest income	0.2	0.1	-	4.9	(5.0)	0.2
Interest on long-term debt	(0.1)	(0.5)	-	(4.9)	-	(5.5)
Interest on short-term debt and other interest charges	(5.0)	-	-	-	5.0	-

Net interest expense	(4.9)	(0.4)	-	-	-	(5.3)
INCOME (LOSS) BEFORE TAXES	(3.4)	10.3	1.9	-	-	8.8
INCOME TAX EXPENSE	-	-	-	-	-	-

INCOME (LOSS) BEFORE CONTRIBUTION FROM SUBSIDIARIES	(3.4)	10.3	1.9	-	-	8.8
INCOME FROM SUBSIDIARIES	12.2	-	-	-	(12.2)	-

NET INCOME	$8.8	$10.3	$1.9	$-	$(12.2)	$8.8

Exhibit A

NOARK Pipeline System, LP
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004
(Unaudited)

(In millions)	NOARK Pipeline System, LP	Ozark Gas Transmission, L.L.C.	NOARK Energy Services, L.L.C.	Ozark Gas Gathering, L.L.C.	Consolidating Adjustments	NOARK Consolidated Statements
BALANCE AT BEGINNING OF PERIOD	$2.8	$76.7	$(43.3)	$(5.4)	$(28.0)	$2.8
ADD: Net income	8.8	10.3	-	1.9	(12.2)	8.8
Dissolution of company	(43.3)	-	43.3	-	-	-

BALANCE AT END OF PERIOD	$(31.7)	$87.0	$-	$(3.5)	$(40.2)	$11.6